LAW OFFICES Silver, Freedman & Taff, L.L.P. A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM
WRITER'S DIRECT DIAL NUMBER (202) 295-4536

May 11, 2005

By Messenger and EDGAR

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

Re:	Heritage Financial Group Form SB-2 filed March 25, 2005 File No. 333-123581 Pre-Effective Amendment No. One

Dear Mr. Schiffman:

          We hereby file on behalf of our client, Heritage Financial Group, a request for the acceleration of the effective date of the above-referenced registration statement to Friday, May 13, 2005, at 3:00 p.m., or as soon as practicable thereafter.

If the Staff wishes to discuss this filing with us, please contact Martin L. Meyrowitz (202-295-4527) or me at (202) 295-4536.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche

cc:	Kathryn McHale (Also by facsimile -- 202.772.9208) Benjamin Pheppen Don Walker O. Leonard Dorminey Office of Thrift Supervision

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HERITAGE FINANCIAL GROUP
310 West Ogelthorpe Boulevard
Albany, Georgia 31701

May 11, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Heritage Financial Group Registration Statement Under the 1933 Act on Form SB-2 (File number 333-123581)

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Friday, May 13, 2005, at 3:00 p.m., or as soon thereafter as practicable. Heritage Financial Group (the "Company") acknowledges that:

    should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the Corporation may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
HERITAGE FINANCIAL GROUP
By:	/s/ O. Leonard Dorminey O. Leonard Dorminey President and Chief Executive Officer

cc:	Todd Schiffman Kathryn McHale Benjamin Phippen Don Walker

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KEEFE, BRUYETTE & WOODS, INC.
SPECIALIST IN FINANCIAL SERVICES
211 BRADENTON AVE. DUBLIN, OH 43017

RE:	Heritage Financial Group Registration Statement on Form SB-2 (File number 333-123581)

Dear Sir or Madam:

          We hereby request acceleration of the effective date of the above-referenced Registration Statement to Friday, May 13, 2005, at 3:00 p.m., Washington, D.C. time, or as soon as practicable thereafter that the staff of the Commission, acting pursuant to delegated authority, may determine.

KEEFE, BRUYETTE & WOODS, INC.
By:	/s/ John Hink John Hink Vice President

cc:	Todd Schiffman Kathryn McHale Benjamin Phippen Don Walker